Exhibit 2

October 30, 2008

Mr. Edward Liddy
Chairman & Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Dear Ed,

                  As you are well aware, the situation at AIG is deteriorating rapidly.  Time is clearly running out.   I know we share the same goal, along with hundreds of thousands of AIG employees and shareholders, as well as the American taxpayer: Saving AIG.

                  The current Federal government loan to AIG is effectively nationalizing the company for the benefit of AIGFP’s credit default counterparties.  No one else benefits.  And the plan to sell off assets cannot be successfully accomplished to repay fully the Federal loan -- the crippling combination of declining asset values and extremely poor market conditions make it difficult to consummate any sale of assets at an acceptable price and on a timely basis.

                  The value of AIG’s assets is declining daily.  Employees are leaving and renewals are down.  Brokers are looking to place business elsewhere.  I happen to be in Asia this week and have observed first-hand life agents departing AIG and significant business moving to AIG’s competitors.  All of this is happening in the midst of dysfunctional credit markets and collapsed equity prices globally.  Unless there is immediate change to the structure of the Federal loan, the American taxpayer will likely suffer a significant financial loss.

                  Earlier this month, AIG’s largest shareholders proposed that AIG be permitted to participate in a TARP-like program whereby the current Federal loan would be converted into a senior preferred security, thereby reducing the need to sell assets in a rapid, fire-sale manner.  Under this plan, AIG stakeholders would be treated neither any better nor any worse than stakeholders in other companies receiving assistance from the government. And of course, AIG would be subject to the same conditions imposed by the government on those institutions receiving the capital.  In other words, there is no preferential treatment, but rather consistent treatment, from the Federal government across the wide number of beneficiaries of recent Federal assistance.

                  This so-called “Plan B” would create a win-win rather than a lose-lose for everybody.  Furthermore, “Plan B” could be modified or superseded by a Federal guaranty to meet AIGFP’s counterparty collateral requirements.  This would allow a large portion of the previously drawn capital from the Federal credit facility to be repaid and redeployed elsewhere in the financial system with no loss to the American taxpayer.  This type of guaranty is being considered by the Federal government in connection with the monoline insurance industry and has been successfully employed recently for the money market industry.

                  Almost all of the company’s stakeholders – except credit default contract counterparties – stand to lose under the current loan structure.  AIG has some 8,500 employees in New York State alone.  Those jobs are in jeopardy, along with the almost $900 million in associated payroll that helps support local businesses and New York’s tax base.  Additionally, millions of ordinary Americans, including pensioners and retirees, have seen the value of their AIG stock largely disappear.

                  The objectives of AIG and the Federal government are completely aligned. Each wants to see the repayment of the loan in full.  However, the current loan structure offers little hope of that happening, and your prompt action is required to effect the necessary change.

                  Ed, given we share the same goal of saving AIG, which was and can be again the greatest insurance company in the world, your publicly weighing in on these issues would be very helpful.

Sincerely,

/s/ Maurice R. Greenberg

cc:      Governor David Paterson
           Senator Richard Shelby
           Senator Christopher J. Dodd